Liberty Global Ltd.
(Commission File No.: 001-35961)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

The following translated message was posted by Sunrise GmbH on its employee intranet on February 21, 2024:
Liberty Global intends 100% spin-off of Sunrise:
•Liberty Global announced its intention to spin off 100% of Sunrise to Liberty Global shareholders. This transaction will enable Liberty Global shareholders to participate in the future growth and upside of both Sunrise and Liberty Global.
•Why now? The merger of Sunrise and UPC has been completed, the synergies substantially realised and the integration finalised. We’re now a robust, scaled fixed-mobile convergence player and the clear number two in the market.
•Liberty Global shares are currently trading at a significant discount to what Liberty Global thinks is its actual value based on public market multiples. With the spin-off, Liberty Global believes that this discount is to be shrinked by unlocking the fully distributed value of Sunrise for shareholders.
•The spin-off means that Liberty Global intends to spin off 100% of Sunrise. Liberty Global would then no longer own a stake in Sunrise. Liberty Global shareholders would receive Sunrise shares in addition to their Liberty Global shares. At the same time, the Sunrise share would be listed on the Swiss stock exchange.
•Sunrise would then be an independent company and would be separated legally from Liberty Global. Sunrise would have the same shareholder base as Liberty Global at the start of the listing. André outlined broadly the steps that would be necessary for Sunrise shares to start trading on the SIX Swiss Exchange in the second half of 2024.
•André also emphasised that there would be no abrupt, complete separation from Liberty Global, and that we expect to continue to purchase and use services from Liberty Global based on long-term service agreements, e.g. those for a number of technology platforms such as the TV platforms, the IT and network systems, the backbone, etc. Sunrise would continue to benefit greatly from Liberty Global's expertise, strategic knowledge and capabilities.
•There would therefore be stability for customers, employees, suppliers, etc., and the spin-off should not distract us from our day-to-day business. We want to drive our business forward so that we can continue to achieve our milestones every quarter.
•We’re currently evaluating an employee equity programme in connection with the spin-off transaction.

No Offer to Sell or Solicit
This communication is not an offer to sell or a solicitation of offers to purchase or subscribe for shares or a solicitation of any vote or approval. This document is not a prospectus within the meaning of the Swiss Financial Services Act and not a prospectus under any other applicable laws. Copies of this document may not be sent to, distributed in or sent from jurisdictions in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction and there shall be no sale of securities in any such jurisdiction.
This announcement is only addressed to and directed at specific addresses who: (A) if in member states of the European Economic Area (the EEA) are people who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (the Prospectus Regulation) (Qualified Investors); and (B) if in the U.K., are “qualified investors” within the meaning of Article 2(e) of the UK version of the Prospectus Regulation as it forms part of domestic law in the U.K. by virtue of the European Union (Withdrawal) Act 2018 (the UK Prospectus Regulation) who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended)) in connection with the sale of any securities of the Company or any member of its group may otherwise lawfully be communicated or caused to be communicated (all such persons referred to in (B) and (C) being Relevant Persons). This announcement must not be acted on or relied on (i) in the U.K., by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment activity to which this announcement relates (i) in the U.K. is available only to, any may be engaged in only with, Relevant Persons; and (ii) in any member state of the EEA is available only to, and may be engaged only with, Qualified Investors.
This communication is an advertisement for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended) and underlying legislation. It is not a prospectus. A copy of any prospectus published by the Company will, if approved and published, be made available for inspection on the issuer’s website at www.libertyglobal.com subject to certain access restrictions.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
As previously announced, Liberty Global intends to spin-off its businesses attributed to Sunrise GmbH (“Sunrise”) into a separate publicly-traded company (the “Transaction”). In connection with the Transaction, a registration statement on Form F-4 that will include a preliminary proxy statement (the “Proxy Statement/Prospectus”) will be filed and mailed to the Liberty Global shareholders. LIBERTY GLOBAL SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT LIBERTY GLOBAL AND SUNRISE WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION

WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Liberty Global shareholders and investors may obtain free copies of the Proxy Statement/Prospectus and other relevant materials (when they become available) and other documents filed by Liberty Global and Sunrise at the SEC’s website at www.sec.gov. Copies of the Proxy Statement/Prospectus (and other relevant materials when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, by contacting Liberty Global’s Investor Relations at ir@libertyglobal.com or +1 (303) 220-6600.
Participants in Solicitation
Liberty Global and its directors, executive officers and certain employees, may be deemed, under rules of the Securities and Exchange Commission (the “SEC”), to be participants in the solicitation of proxies in respect of the proposed Transaction. Information regarding Liberty Global’s directors and executive officers is set forth in Liberty Global’s filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction, the listing of the Sunrise shares for trading on the SIX Swiss Exchange (the “SIX”) and other information and statements that are not historical fact. These forward-looking statements are subject to certain risks and uncertainties, some of which are beyond our control, that could cause actual results to differ materially from those expressed or implied by these statements. Such risks and uncertainties include the risk that we do not receive shareholder approval for the Transaction and/or related matters, our ability to satisfy the other conditions to the Transaction on the expected timeframe or at all, the approval of the shares of Sunrise for listing on the SIX and the development of a trading market for them, the Liberty Global Board of Directors’ discretion to decide not to complete the Transaction for any reason, our ability to realize the expected benefits from the Transaction, unanticipated difficulties or costs in connection with the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction and other factors detailed from time to time in our filings with the Securities and Exchange Commission, including our most recently filed annual report on Form 10-K, as it may be supplemented from time to time by our quarterly reports and other subsequent filings.
These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.